SEC
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Section

FEB 26 2008

Washington, DC
101

SECURITIE

08029936

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48270

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James River Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

58 Broad Street Road
(No. and Street)

Manakin-Sabot (City) VA (State) 23103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Eads 804 578 4510
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Libman & Futerman, P.C.
(Name – *if individual, state last, first, middle name*)

116 New South Rd (Address) Hicksville (City) NY (State) 11801 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JD 3/13/08

OATH OR AFFIRMATION

I, Laura Rhoads, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James River Securities Corp, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

My Commission Expires
February 28, 2011

Notary Public

Notary ID# 7111855

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIBMAN & FUTERMAN, P.C. Certified Public Accountants

Robert J. Futerman, CPA
Arthur Libman, CPA

The Board of Directors
James River Securities Corp.
58 Broad Street Road
103 Sabot Park
Manakin Sabot, Va. 23103

In planning and performing our audit of the financial statements of James River Securities Corp. for the year ended December 31, 2007, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Regulation 1.16 of the CFTC, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures, followed by the company that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

116 New South Road • Hicksville, New York 11801 • Tel: (516) 933-3470 • Fax: (516) 933-3480 • www.landfcpas.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the CFTC's objectives.

This report is intended solely for the use of management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC and should not be used for any other purpose.

Hicksville, New York
February 24, 2008

JAMES RIVER SECURITIES CORP

FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

JAMES RIVER SECURITIES CORP

OATH OR AFFIRMATION
AS OF DECEMBER 31, 2007

To the best of my knowledge and belief, the information contained in these financial statements are accurate and complete.

Laura Rhoads, Principal
James River Securities Corp

Robert Eads, Controller
James River Securities Corp

TABLE OF CONTENTS

LIBMAN & FUTERMAN, P.C. Certified Public Accountants

Robert J. Futerman, CPA
Arthur Libman, CPA

The Board of Directors and Stockholders
James River Securities Corp
Richmond, VA.

We have audited the accompanying statements of financial condition of James River Securities Corp as of December 31, 2007 and 2006 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of James River Securities Corp as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Statement of the Computation of the Minimum Net Capital Requirements, as of December 31, 2007 pursuant to section 1.17 of the Commodity Exchange Act, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Libman & Futerman PC

Hicksville, NY
February 24, 2008

16 New South Road • Hicksville, New York 11801 • Tel: (516) 933-3470 • Fax: (516) 933-3480 • www.landfcpas.com

JAMES RIVER SECURITIES CORP

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:		
Cash	$ 140,577	$ 135,806
Due from Affiliates	2,000	2,000
Total Assets	$ 142,577	$ 137,806
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Liabilities:		
Operating Expenses Payable	$ 3,298	$ 12,990
Total Liabilities	3,298	12,990
Stockholders' Equity:		
Common Stock ($1.00 par value, 1,000 shares authorized and outstanding)	1,000	1,000
Paid-in Capital	1,024,000	824,000
Retained Earnings (Deficit)	(885,721)	(700,184)
Total Stockholders' Equity	139,279	124,816
Total Liabilities and Stockholders' Equity	$ 142,577	$ 137,806

See accompanying notes to financial statements.

JAMES RIVER SECURITIES CORP

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES:		
Other	$ 35,000	$ 0
Total Revenues	35,000	0
EXPENSES:		
Administrative Fees	105,816	105,816
Legal Fees	107,789	79,175
Audit Fees	2,501	2,496
Other Expenses	4,431	5,177
Total Expenses	220,537	192,664
NET LOSS	$(185,537)	$(192,664)

See accompanying notes to financial statements.

JAMES RIVER SECURITIES CORP

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total Equity
Balance at January 1, 2006	$ 1,000	$ 624,000	$(507,520)	$ 117,480
Capital Contribution	0	200,000	0	200,000
Net Loss	0	0	(192,664)	(192,664)
Balance at December 31, 2006	1,000	824,000	(700,184)	124,816
Capital Contribution	0	200,000	0	200,000
Net Loss	0	0	(185,537)	(185,537)
Balance at December 31, 2007	$ 1,000	$1,024,000	$(885,721)	$ 139,279

See accompanying notes to financial statements.

JAMES RIVER SECURITIES CORP

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007AND 2006

	2007	2006
Cash Flows From Operating Activities:		
Net Income (Loss)	$(185,537)	$(192,664)
(Increase)/Decrease in Operating Assets:		
Accounts Receivable	0	(1,083)
Increase/(Decrease) in Operating Liabilities:		
Operating Expenses Payable	(9,692)	8,560
Net Cash (Used) by Operating Activities	(195,229)	(185,187)
Cash Flows from Financing Activities:		
Shareholder Contributions	200,000	200,000
Net Change in Cash	4,771	14,813
Cash at Beginning of Year	135,806	120,993
Cash at End of Year	$ 140,577	$ 135,806

See accompanying notes to financial statements.

1. ORGANIZATION AND BASIS OF PRESENTATION

James River Securities Corp (the "Company"), was incorporated in the State of Delaware on January 26, 1995. The Company is registered as a broker/dealer under the rules and regulations of the Securities and Exchange Commission (the "SEC"), is a member of the Financial Industry Regulatory Authority (the "FINRA") (formerly the National Association of Securities Dealers (the "NASD")), and is registered as an Introducing Broker with the Commodity Futures Trading Commission (the "CFTC"). The broker/dealer registration with the SEC permits the Company to conduct business primarily in direct participation programs on a best efforts basis and to act as a finder or marketing agent with respect to firm commitment offerings of Real Estate Investment Trusts. The Company received additional NASD approval in 2002 to conduct business in the sale of variable annuity contracts and privately placed variable life insurance. The Company does not hold customer funds or safe keep customer securities.

SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS

The Company has no paid employees. The Company is charged an administrative fee by a related entity James River Financial Corp (''JRFC"). The fee is based on an estimation of the administrative services to be rendered, is reviewed periodically and may be changed as determined appropriate by mutual consent of JRFC and the Company. The effective monthly service charge has been $8,818 for the years ending December 31, 2007 and December 31, 2006.

Affiliates of the Company may pay Company expenses and then be reimbursed by the Company.

3. NET CAPITAL REQUIREMENTS

The Company is required to maintain net capital, as defined, equal to or greater than $ 50,000 under SEC Rule 15c3-1(a)(2)(iv). At December 31, 2007, the Company had net capital, as defined, of $137,279 and a net capital surplus in excess of the required amount of $87,729.

4. PROVISION FOR INCOME TAXES

The Company has elected to be taxed as a partnership, under Subchapter "S" of the Internal Revenue Code and under relevant state statutes. Accordingly, each shareholder will report his proportionate share of the income of the Company on his individual return.

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

In December 1991, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments." This statement extends existing fair value disclosure practices for some instruments by requiring all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial condition, for which it is practicable to estimate fair value. If estimating fair value is not practicable, this Statement requires disclosures of descriptive information pertinent to estimating the value of a financial instrument. At December 31, 2007 and 2006, all of the Company's financial instruments, as defined, were carried at an amount which approximated fair value.

6. NASD DISCLOSURE

Effective October 25, 2006, Paul Saunders, at that time President of James River Securities Corp. ("James River"), entered into a letter of acceptance, waiver and consent with the National Association of Securities Dealers, Inc. ("NASD") to settle allegations that Mr. Saunders violated NASD rule 2110 (commonly referred to as "conduct unbecoming a member") in relation to the use of variable annuity contracts held in the names of various funds to "market time" mutual funds. The NASD does not make allegations of any securities law violations, nor does the NASD suggest that any investor in any James River - affiliated fund suffered any loss or damage in connection with Mr. Saunders' activities (to the contrary, investors benefitted from the trading). Furthermore, all mutual fund market timing activities ceased approximately three years prior to the date of acceptance. Mr. Saunders, who had no prior disciplinary history in a career of over 26 years in the securities and commodities industry, settled these allegations without admitting any of the allegations or findings and for the purpose of avoiding a protracted enforcement proceeding with resulting business disruption and costs. Pursuant to the settlement, Mr. Saunders paid a fine of $1,500,000, disgorged profits of $750,000 and was suspended for 60 days from engaging in activities on behalf of the Company.

JAMES RIVER SECURITIES CORP

STATEMENT OF THE COMPUTATION OF THE MINIMUM NET CAPITAL REQUIREMENT AS OF DECEMBER 31, 2007

	2007
CURRENT ASSETS:	
Cash - Demand Deposit Checking Account	$ 140,577
Total Current Assets	140,577
ADJUSTED LIABILITIES	3,298
NET CAPITAL	137,279
NET CAPITAL REQUIRED	50,000
NET CAPITAL SURPLUS	$ 87,279

See accompanying notes to financial statements.

JAMES RIVER SECURITIES CORP

COMPUTATION OF NET CAPITAL AND
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

RECONCILIATION OF AUDITED FINANCIAL STATEMENTS TO
UNAUDITED FOCUS REPORT FILED JANUARY 23, 2008

The preparation of the audited financial statements did not disclose any material differences as compared to the unaudited focus report previously filed.

END